                                                               Exhibit (a)(5)(T)
                                   VERIO INC.

         NOTICE REGARDING TREATMENT OF UNVESTED OPTIONS IN TENDER OFFER
UNDER THE VERIO INC. 1998 STOCK INCENTIVE PLAN THAT REPLACED OPTIONS ORIGINALLY
  GRANTED UNDER THE HIWAY TECHNOLOGIES, INC. 1997 STOCK OPTION PLAN, THE BEST
   INTERNET COMMUNICATIONS, INC. 1996 STOCK OPTION PLAN AND THE BEST INTERNET
                COMMUNICATIONS, INC. 1998 EQUITY INCENTIVE PLAN

1. NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This Notice explains the effects of the Offer on the portion of your outstanding options to purchase shares of Common Stock of Verio that previously were granted to you under the terms of Verio's 1998 Stock Incentive Plan (the "Plan") that replaced options originally granted to you under the terms of the Hiway Technologies, Inc. 1997 Stock Option Plan, the Best Internet Communications, Inc. 1996 Stock Option Plan and the Best Internet Communications, Inc. 1998 Equity Incentive Plan, and your Option Agreement and that remain unvested immediately prior to the completion of the Offer by NTT Communications (the "Unvested Options"). Unless otherwise defined herein, the terms defined in the Option Agreement and the Plan shall have the same defined meanings in this Notice.

2. Your Unvested Options automatically will be canceled in exchange for the right to receive cash in an aggregate amount equal to (A) the product of
   (1) the number of unvested shares of Common Stock subject to your Unvested Options and (2) the excess, if any, of the $60.00 per share Offer price over the applicable exercise price per share for the purchase of Common Stock subject to your Unvested Options, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. This cash will be paid to you in installments, based on the current vesting schedule applicable to your Unvested Options. These installments will be paid after the end of the calendar month which includes the date on which all or any portion of your Unvested Options would have become exercisable pursuant to the terms of your Option Agreement had your Unvested Options not been canceled, and the amount of each installment will be based on the number of Unvested Options that would have become exercisable on that date. Your right to receive the cash is subject to the same terms and conditions (including vesting and forfeiture) as your Unvested Options, as set forth in your Option Agreement and the Plan.

3. NTT Communications has agreed that, if you are terminated by Verio within twelve (12) months after the Offer is consummated for any reason, other than for Cause (as defined below) as determined by Verio, the next installment of cash with respect to your Unvested Options shall become immediately payable. "Cause" means (1) acting in bad faith and to the detriment of Verio; (2) refusing or failing to act in accordance with any specific direction or order of Verio; (3) exhibiting in regard to your employment unfitness or unavailability for service, unsatisfactory performance, misconduct or incompetence, but not on account of disability; (4) exhibiting dishonesty or habitual neglect; or (5) conviction of a crime involving dishonesty, breach of trust or physical or emotional harm to any person.

4. Upon completion of the Offer, you will receive a written amendment to your Option Agreement documenting your rights to receive cash as described in this notice. Also upon completion of the Offer, the Plan and all options previously granted thereunder will be terminated and you will have no further rights to acquire the Verio Common Stock represented by your Unvested Options.